

11017746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 28 2011

Washington, DC

SEC FILE NUMBER
8- 09312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2010_____ AND ENDING_____12/31/2010_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillips Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1610 Wynkoop Street, Suite 500
_____
(No. and Street)

Denver	Colorado	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher L Phillips   303-629-1616
_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
_____
(Name – if individual, state last, first, middle name)

1700 Lincoln Street, Suite 1400	Denver	Colorado	80203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Christopher L Phillips_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Phillips Capital, Inc._____ , as of __December 31_____ , 20 _10_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_Luis A. Wells_____   My Commission Expires
Notary Public   2/19/2013

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phillips Capital, Inc.
December 31, 2010

Contents



Wells Fargo Center
1700 Lincoln Street, Suite 1400
Denver, CO 80203-4514
303.861.4545   Fax 303.832.5705   www.bkd.com

Report of Independent Registered Public Accounting Firm

To the Shareholder
Phillips Capital, Inc.
Denver, Colorado CO

We have audited the accompanying statement of financial condition of Phillips Capital, Inc. (the Company) as of December 31, 2010, and the related statements of operations, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips Capital, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Denver, Colorado
February 24, 2011





Phillips Capital, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Cash	$	156,766
Accounts receivable		50,556
Interest receivable - related party		30,900
Prepaid expenses		593
Note receivable		450,000
Total assets	$	688,815

Liabilities and Members' Capital

Liabilities

Accounts payable	$	738
Accrued expenses		4,823
Total liabilities		5,561

Shareholder's equity

Common stock, $0.10 par value; 250,000 shares authorized; 33,000 shares issued and outstanding		3,300
Additional paid-in capital		160,601
Treasury stock, at cost 27,815 common shares		(278,487)
Retained earnings		797,840
Total shareholder's equity		683,254
	$	688,815

Phillips Capital, Inc.
Statement of Operations
Year Ended December 31, 2010

Revenues		
Commissions	$	224,467
Underwriting income		10,700
Service revenue		5,219
Interest income and other		45,091
		285,477
Expenses		
Salaries and employee benefits		251,255
Consulting fees - related party		5,569
Rent		58,710
Other general and administrative expenses		143,423
		458,957
Net Loss	$	(173,480)

Phillips Capital, Inc.
Statement of Shareholder's Equity
Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Share-holder's Equity
Balance, January 1, 2010	$ 3,300	$ 160,601	$ (278,487)	$ 971,320	$ 856,734
Net loss	-	-	-	(173,480)	(173,480)
Balance, December 31, 2010	$ 3,300	$ 160,601	$ (278,487)	$ 797,840	$ 683,254

Phillips Capital, Inc.
Statement of Cash Flows
Years Ended December 31, 2010

Operating Activities		
Net loss	$	(173,480)
Changes in		
Accounts receivable		(15,606)
Interest receivable - related party		(30,900)
Prepaid management fees		(593)
Accounts payable		(1,748)
Accrued expenses		(47,562)
Net cash used in operating activities		(269,889)
Investing Activities		
Issuance of note receivable to related party		(450,000)
Net cash used in investing activities		(450,000)
Decrease in Cash		(719,889)
Cash, Beginning of Year		876,655
Cash, End of Year	$	156,766

Phillips Capital, Inc.
Notes to Financial Statements
December 31, 2010

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Phillips Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily earns revenues from private placement offerings and commissions on mutual fund transactions.

The Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2010, cash equivalents consisted of a money market account held with a bank.

Accounts and Note Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2010, no accounts were deemed doubtful and thus no allowance is provided. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts that are unpaid after the due date do not bear any interest. Delinquent receivables are written off based on specific circumstances of the customer.

The Company's note receivable is stated at the outstanding principal. The note accrues interest based on the terms of the agreement. Delinquent notes are written off based on individual credit evaluation and specific circumstances of the borrower.

Furniture and Equipment

Furniture and equipment acquisitions are stated at cost less accumulated depreciation and amortization. All furniture and equipment was fully depreciated at December 31, 2010.

Phillips Capital, Inc.
Notes to Financial Statements
December 31, 2010

Revenue Recognition

Underwriting income is recorded at the time the private offering is complete. Income from commissions on mutual fund transactions is recorded on a trade-date basis, which is the date that the transaction is executed.

Income Taxes

The Company is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal or state income taxes has been included in the accompanying financial statements.

The Company is no longer subject to federal or state income tax examinations by taxing authorities before 2007 and 2006, respectively.

Treasury Stock

Common stock shares repurchased are recorded at cost. Cost of shares retired or reissued is determined using the first-in, first-out method.

Subsequent Events

Subsequent events have been evaluated through February 23, 2011, which is the date the financial statements were available to be issued.

Note 2: Related-party Transactions

During 2010, the Company recognized $5,569 of consulting expenses for services provided by a Company partially owned by an officer of the Company. This amount is included in consulting fees – related party, in the accompanying statement of operations.

At December 31, 2010, the Company had a note receivable with a principle balance of $450,000 and accrued interest receivable balance of $30,900 due from a Company partially owned by an officer of the Company. These amounts are included in note receivable and interest receivable, respectively, on the accompanying statement of financial condition. The balance of the note is collateralized by real property located in Denver, Colorado. Payment of principal and interest is due in full February 26, 2011.

Phillips Capital, Inc.
Notes to Financial Statements
December 31, 2010

Note 3:   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $151,205, which was $146,205 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.04 to 1 at December 31, 2010.

Note 4:   Significant Estimates and Concentrations

Major Customer

During the year ended December 31, 2010, two customers accounted for approximately 80% of the Company's revenue.

Current Economic Conditions

The current protracted economic decline continues to present difficult circumstances and challenges, which for some companies have resulted in large and unanticipated declines in their business volumes and constraints on their liquidity. The accompanying financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect the Company's results of operations in future periods. The current instability in the financial markets could significantly impact future revenues, which could have an adverse impact on the Company's future operating results.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Phillips Capital, Inc.
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010

Net Capital

Total shareholder's equity	$	683,254
Deduct		
Non-allowable assets		
Accounts receivable		50,556
Interest receivable		30,900
Prepaid expenses		593
Note receivable		450,000
		532,049
Net capital	$	151,205
Aggregate Indebtedness	$	5,561
Minimum Net Capital Required	$	5,000
Capital in Excess of Minimum Requirement	$	146,205
Ratio of Aggregate Indebtedness to Net Capital		0.04 to 1

Reconciliation with the Company's Computation (Included in Part II of Form X-17-A-5 as of September 30, 2007)

Total shareholder's equity, as reported in the Company's Part II (unaudited) FOCUS report	$	652,354
Audit adjustment to record interest income on note receivable		30,900
Total shareholder's equity per above	$	683,254
Total non-allowable assets, as reported in the Company's Part II (unaudited) FOCUS report	$	501,149
Audit adjustment to record interest receivable on note receivable		30,900
Total non-allowable assets per above	$	532,049

There were no material differences between the aggregate indebtedness, net capital, capital in excess of minimum requirement, and ratio of aggregate indebtedness to net capital amounts presented above and the amounts presented in the Company's computation file with Part II, Form X-17A-5 for December 31, 2010.

Report of Independent Registered Public Accounting Firm on Internal Control

To the Shareholder
Phillips Capital, Inc.
Denver, Colorado CO

In planning and performing our audit of the financial statements of Phillips Capital, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures performed in our audit of the financial statements of Phillips Capital, Inc. as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 24, 2011.

The Company failed to accrue interest revenue on the note receivable it owned at December 31, 2010. An audit adjustment was proposed by us and recorded by the Company to appropriately record the interest revenue and related interest receivable. The adjustment did not affect the Company's net capital at December 31, 2010, or during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
February 24, 2011

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholder
Phillips Capital, Inc.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Phillips Capital, Inc. (the Company) and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Noted no adjustments to be reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado
February 24, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _DECEMBER 31_, 20_10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
009312   FINRA   DEC
PHILLIPS CAPITAL       20*20
1610 WYNKOOP ST STE 500
DENVER CO 80202-1178
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STACEY GARDILL   303-629-1616

2. A. General Assessment (item 2e from page 2) $ _366.14_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_0_)
      July 21, 2010
      Date Paid

   C. Less prior overpayment applied   (_720.73_)

   D. Assessment balance due or (overpayment)   (_354.59_)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ _(354.59)_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _-C-_

   H. Overpayment carried forward $(_354.59_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Phillips Capital, Inc.
(Name of Corporation, Partnership or other organization)

(signature)
(Authorized Signature)

Dated the _23_ day of _February_, 20_11_.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _JAN 1_, 20_10_
and ending _DEC 31_, 20_10_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ _285,477_____

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _88,710_____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____   _50,310_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____0_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $_____0_____

Enter the greater of line (i) or (ii)   _____0_____

Total deductions   _139,020_____

2d. SIPC Net Operating Revenues $ _146,457_____

2e. General Assessment @ .0025 $ _366.14_____

(to page 1. line 2.A.)

2

Phillips Capital, Inc.

Reports of Independent Registered Public Accounting Firm and
Financial Statements

December 31, 2010